Exhibit 99.1

TORM

TORM PLC

OFFICE 105, 20 ST DUNSTAN'S HILL

LONDON, EC3R 8HL,UNITED KINGDOM

COMPANY: 09818726

Highlights

“The strong and sustained market for product tankers has resulted in historical high TCE earnings for the first nine months of 2023, that are 26% higher than last year. We expect a strong ending to the year, driven by seasonal factors and continued favorable market conditions,” says Jacob Meldgaard and continues: “This quarter, we will return USD 123.2m to our shareholders as dividend.”

Results

●	TCE for Q3 2023: USD/day 33,010 (Q3 2022: USD/day 44,376). TCE for Q1-Q3 2023: USD/day 36,837 (Q1-Q3 2022: USD/day 29,970)
●	EBITDA for Q3 2023: USD 178.2m (Q3 2022: USD 262.2m. EBITDA for Q1-Q3 2023: USD 613.6m (Q1-Q3 2022: USD 476.0m)
●	Unrealized gains/(losses) from derivative financial instruments related to freight and bunker for Q3 2023: USD -8.4m (Q3 2022: USD 4.5m). For Q1-Q3 2023: USD 12.8m (Q1-Q3 2022: USD -6.6m)
●	Adjusted EBITDA for Q3 2023: USD 186.6m (Q3 2022: USD 257.7m). Adjusted EBITDA for Q1-Q3 2023: USD 600.8m ( Q1-Q3 2022: USD 482.6m)
●	Profit before tax for Q3 2023: USD 127.7m (Q3 2022: USD 217.3m). Profit before tax for Q1-Q3 2023: USD 467.2m (Q1-Q3 2022:USD 335.0m)
●	EPS: Q3 2023: USD 1.47/share, DKK 10.07/share (Q3 2022: USD 2.66/share, DKK 19.7/share). EPS Q1-Q3 2023: USD 5.57/share, DKK 38.31/share (Q1-Q3 2022: USD 4.12/per share, DKK 28.9/share)
●	Return on Invested Capital: Q3 2023: 22.6% (Q3 2022: 43.0%). Return on Invested Capital Q1-Q3 2023: 29.4% (Q1-Q3 2022: 23.6%)
●	Declared dividends for Q3 2023 of USD 1.46/share, with an expected total dividend of USD 123.2m. Expected payment date is 05 December 2023 based on shareholders on record on 22 November 2023. Ex-dividend date will be 21 November 2023

Coverage

●	As of 06 November 2023, the coverage for the fourth quarter of 2023 was 64% at USD/day 38,822
●	LR2: 62% at USD/day 47,126
●	LR1: 75% at USD/day 39,932
●	MR: 62% at USD/day 36,715

Business highlights

●	In the third quarter, TORM has entered into two 2-year Time Charter-Out contracts for two LR2 vessels at a rate of USD 43,000 per day
●	During Q3, TORM has sold and delivered one MR vessel, reducing the fleet to 86 vessels in total as of 30 September 2023. Additionally, two LR1 vessels were sold in Q3 with delivery in November. Since the end of Q3, TORM has also sold one LR1 vessel and two MR vessels with expected delivery in Q4.
●	Since the end of Q3, TORM has acquired four MR eco product tanker vessels built in 2015-2016 for a total cash consideration of USD 75.0m and the issuance of 2.68m shares with expected completion in Q4

TORM INTERIM RESULTS FOR THE THIRD QUARTER AND NINE MONTHS ENDED 30 SEPTEMBER 2023	1

●	On 09 November 2023, TORM has entered into an agreement to acquire eight eco LR2 vessels built in 2010-2012, of which one vessel is expected to be delivered in late Q4 2023 and seven vessels in Q1 2024 for a total consideration of USD 399m, with a cash consideration of USD 239m and the issuance of approx. 5.5 million shares
●	The latest transactions will bring the total fleet up to 93 vessels on a fully delivered basis
●	As of 06 November 2023, TORM had installed a total of 67 scrubbers across the fleet
●	Based on broker valuations, TORM’s fleet had a market value of USD 3,054.6m including delivered vessels as of 30 September 2023, representing a decrease of USD 19m or -0.6% since 30 June 2023, when correcting for acquired and sold vessels in Q3
●	Based on broker valuations, TORM’s consolidated Net Asset Value (NAV) was USD 2,512.5m as of 30 September, 2023 (Q3 2022: USD 2,082.1m)

Key figures

			Q1-Q3	Q1-Q3
USDm	Q3 2023	Q3 2022	2023	2022	FY 2022
Income statements
Revenue	358.1	448.1	1,132.6	996.0	1,443.4
Time charter equivalent earnings (TCE) 1) 5)	244.4	316.8	817.4	649.8	981.5
Gross profit 1)	190.5	266.4	662.0	499.0	781.8
EBITDA 1)	178.2	262.2	613.6	476.0	743.0
Adjusted EBITDA ¹⁾	186.6	257.7	600.8	482.6	743.6
Operating profit/(loss) (EBIT)	140.0	228.6	503.3	369.9	601.4
Financial items	(12.3)	(11.3)	(36.1)	(34.9)	(44.7)
Profit/(loss) before tax	127.7	217.3	467.2	335.0	556.7
Net profit/(loss) for the year/period	124.3	217.1	463.4	334.1	562.6
Net profit/(loss) ex. non-recurrent items¹⁾	119.4	201.9	457.4	314.6	548.4
Unrealized gain/(loss) on financial instruments related to freight and bunker	(8.4)	4.5	12.8	(6.6)	(0.6)

Balance sheet and cash flow
Non-current assets	2,133.0	1,893.9	2,133.0	1,893.9	1,874.5
Total assets	2,808.1	2,545.1	2,808.1	2,545.1	2,614.2
Equity	1,569.1	1,403.4	1,569.1	1,403.4	1,503.7
Total liabilities	1,239.0	1,141.7	1,239.0	1,141.7	1,110.5
Invested capital 1)	2,381.8	2,155.8	2,381.8	2,155.8	2,142.3
Net interest-bearing debt 1)	825.1	764.0	825.1	764.0	649.6
Net Asset Value (NAV) 2)	2,512.5	2,082.1	2,512.5	2,082.1	2,329.8
Cash and cash equivalents incl. restricted cash	270.7	238.5	270.7	238.5	323.8
Investment in tangible fixed assets	23.9	47.1	357.5	106.7	119.3
Free cash flow	196.8	192.6	259.6	267.4	513.2

1) For definition of the calculated key figures, please refer to the glossary on pages 33 to 40.

2) Based on broker valuations, excluding charter commitments.

TORM INTERIM RESULTS FOR THE THIRD QUARTER AND NINE MONTHS ENDED 30 SEPTEMBER 2023	2

			Q1-Q3	Q1-Q3
	Q3 2023	Q3 2022	2023	2022	FY 2022
Key financial figures ¹⁾
Gross margin	53.2%	59.5%	58.4%	50.1%	54.2%
EBITDA margin	49.8%	58.5%	54.2%	47.8%	51.5%
Adjusted EBITDA margin	52.1%	57.5%	53.0%	48.5%	51.5%
Operating profit/(loss) (EBIT) margin	39.1%	51.0%	44.4%	37.1%	41.7%
Return on Equity (RoE)	31.7%	66.3%	40.2%	36.3%	44.0%
Return on Invested Capital (RoIC)	22.6%	43.0%	29.4%	23.6%	29.2%
Adjusted RoIC	22.1%	41.8%	28.8%	22.5%	28.1%
Equity ratio 3)	55.9%	55.1%	55.9%	55.1%	57.5%
TCE per day (USD)	33,010	44,376	36,837	29,970	34,154
OPEX per day (USD)	6,821	7,041	7,049	6,760	6,825
Net Loan-to-value (LTV) ratio 3) 5)	27.1%	30.6%	27.1%	30.6%	24.8%

Share-related key figures ¹⁾
Basic earnings/(loss) per share	1.47	2.66	5.57	4.12	6.92
Diluted earnings/(loss) per share	1.42	2.63	5.37	4.07	6.80
Declared dividend per share (USD)	1.46	1.46	4.42	2.04	4.63
Declared dividend (USDm)	123.2	119.0	370.9	166.0	378.7
Dividend paid per share (USD)	1.50	0.58	5.55	0.58	2.04
Net Asset Value per share (NAV/share) (USD) ³⁾	29.8	25.5	29.8	25.5	28.5
Share price in DKK ³⁾ ⁶⁾	191.3	155.7	191.3	155.7	198.4
Share price in USD ³⁾ ⁷⁾	27.5	20.3	27.5	20.3	29.2
Number of shares ³⁾ ⁴⁾	84.4	81.6	84.4	81.6	81.8
No. of shares, weighted average (million) 4)	84.4	81.5	83.3	81.2	81.3

3) End of period

4) Excluding treasury shares

5) For Tanker segment

6) Source: Nasdaq OMX Nordic

7) Source: Nasdaq US

TORM INTERIM RESULTS FOR THE THIRD QUARTER AND NINE MONTHS ENDED 30 SEPTEMBER 2023	3

Financial review

TCE

We saw a significant increase in the average TCE rate/day by 23% from USD 29,970 to USD 36,837 in the first nine months of 2023 compared to the same period last year. This increase was a result of both an increase in revenue and a decrease in port expenses, bunkers, commissions, and other costs of goods sold.

Revenue for the first nine months of 2023 increased by USD 136.6m to USD 1,132.6m compared to the same period last year, corresponding to a 14% increase. The increase in revenue continues to primarily be driven by a strong product tanker market supported by the trade recalibration caused by the sanctions and self-sanctioning of Russian product exports.

Revenue for the current quarter alone decreased by 20% or USD 90.0m to USD 358.1m compared to the same quarter last year due to a temporary decline in freight rates over the summer as a consequence of released global vessel capacity related to refinery maintenance, seasonally lower Russian exports, and continued stock draws in Europe.

Port expenses, bunkers, commissions, and other cost of goods sold for the first nine months of 2023 were USD 309.6m, a decrease of USD 35.7m compared to USD 345.3m in the same period last year. The decrease can primarily be attributed to realized gains of USD 32.3m and unrealized gains of USD 19.4m on derivative financial instruments regarding freight and bunkers. The decrease is offset by cost of goods sold related to the Marine Exhaust segment since it was acquired and consolidated in TORM’s accounts as of September 2022.

For the current quarter, port expenses, bunkers, commissions, and other costs of goods sold decreased by USD 17.0m to USD 113.4m compared to USD 130.4m in the same quarter last year. The decrease can primarily be attributed to lower bunker prices.

During the current quarter, the market value of TORM’s derivative financial instruments regarding freight and bunkers decreased by USD 8.4m directly impacting the TCE, but not the TCE/day measure. The fair value of the contracts was positive with USD 12.8m as of 30 September 2023.

Assets

As of 30 September 2023, total assets were USD 2,808.1m (2022, same period: USD 2,545.1m). The increase was primarily driven by an increase in the carrying amount of vessels, capitalized dry-docking, and assets held-for-sale of USD 262.1m, an increase in cash position of USD 32.2m offset by a decrease in trade receivables of USD 44.0m.

The carrying value of the fleet was USD 2,110.5m as of 30 September 2023 (2022, same period: USD 1,876.2m). The increase was due to investment in 10 vessels and capitalized dry-docking of USD 424.5m. All of the 10 vessels were purchased during the first nine months of 2023. The increase since 30 September 2022 was offset by the disposal of two vessels and two vessels held for sale for a total of USD 50.4m, depreciation, and impairments for a total of USD 139.8m.

Based on broker valuations, TORM’s fleet had a market value of USD 3,054.6m as of 30 September 2023, 43% above carrying value (2022, same period: USD 2,523.6m, 35% above carrying value).

TORM´s liquidity position by the end of Q3 2023 was USD 389.8m including restricted cash of USD 30.4m and undrawn credit facilities of USD 119.1m (2022, same period: USD 333.5m including restricted cash of USD 14.5m and undrawn credit facilities of USD 95.0m).

Equity

As of 30 September 2023, TORM’s equity was USD 1,569.1m (2022, same period: USD 1,403.4m). The increase was mainly driven by an increase in retained profit as a result of increased freight rates, and secondly by an increase in share premium as a result of the capital increase related to the purchase of three MR product tankers in the partly share-based transaction announced 16 March 2023.

TORM INTERIM RESULTS FOR THE THIRD QUARTER AND NINE MONTHS ENDED 30 SEPTEMBER 2023	4

Cash flow statement

Net cash flow from operating activities for the first nine months of 2023 was USD 610.1m (2022, same period: USD 254.3m). The increase was primarily driven by an increase in TCE and improved working capital movements, mainly related to trade receivables.

Net cash flow from investing activities for the first nine months of 2023 was USD -350.5m (2022, same period: USD 13.1m), as a result of the purchase and delivery of 10 secondhand vessels.

Net cash flow from financing activities for the first nine months of 2023 was USD -339.8m (2022, same period: USD -188.2m). The decrease was primarily driven by dividends paid of USD 463.2m offset mainly by proceeds from borrowings as a result of higher vessel purchase activities.

Distribution

A dividend of USD 1.46 per share has been approved by the Board of Directors for the third quarter of 2023 with an expected total value of USD 123.2m. The distribution is in line with TORM’s Distribution Policy based on liquidity available for distribution amounting to USD 123.4m (cash position (USD +270.7m) plus working capital facilities (USD +119.1m) less restricted cash (USD -30.4m), earmarked proceeds (USD -76.5m) and cash position related to Marine Exhaust Technology A/S (USD -4.7m) adjusted for a cash reservation per vessel of USD 1.8m equivalent to USD 154.8m for 86 vessels).

According to TORM's distribution policy, earmarked proceeds can be used for future vessel acquisitions, and earmarked proceeds not used for earmarked purposes within 12 months are intended to be used for distributions. The Board of Directors will assess whether the current earmarked proceeds should be kept for potential future vessel acquisitions or distributions in the form of dividends or acquisition of treasury shares.

The product tanker market

Market developments in Q3 2023

The product tanker market remained volatile in the third quarter of 2023 with rates retreating from the high levels seen in late 2022 and early 2023. Nevertheless, rates remained significantly above the levels prevailing before the Russian invasion of Ukraine, which led to a significant change in EU imports from previously short haul to predominantly long haul.

Freight rates temporarily dipped over the summer due to seasonally lower Russian clean petroleum product exports as well as continued draw from diesel inventories in Europe leading to a temporary release of global capacity. However, rates recovered in the latter part of the quarter, as increasing exports from the US Gulf combined with delays at the Panama Canal kept the Americas market elevated during the third quarter, just as ramp-up of new refineries in the Middle East and release of new export quotas in China supported the markets in the East.

At the end of the third quarter, Russia introduced a temporary ban on diesel and gasoline exports, however, with limited effect on the market, as the ban was lifted two weeks later.

TORM INTERIM RESULTS FOR THE THIRD QUARTER AND NINE MONTHS ENDED 30 SEPTEMBER 2023	5

The product tanker market - Continued

Market outlook

The beginning of the fourth quarter was adversely impacted by high refinery maintenance activity in the Middle East and India which limits the diesel flows from East to West. Towards the end of the quarter, the situation is expected to reverse and diesel flows are expected to pick up, amplified by Europe’s need to rebuild inventories as well as ramp-up at new refineries in the Middle East. El Niño and low water levels in the Panama Canal are expected to continue to distort traditional product trades in the Americas, resulting in more inefficient trade patterns, which will support the MR markets both in the West and the East.

In the medium term (2-3 years), the market is expected to be supported by high capacity utilization and low newbuilding deliveries (both product and crude tankers) as well as by fundamental changes in the oil market with refineries closing down in importing regions such as Australia and New Zealand, while new refining capacity is being added in the Middle East.

TORM INTERIM RESULTS FOR THE THIRD QUARTER AND NINE MONTHS ENDED 30 SEPTEMBER 2023	6

Outlook for Q3 and full-year 2023

Financial outlook for 2023

To assess our financial performance, the number of covered days, interest-bearing bank debt, the TCE market, and EBITDA sensitivity to freight rates are included in our periodic ongoing reporting.

The primary driver for our financial performance is the product tanker market which is highly uncertain and therefore expected to be highly volatile. We expect to maintain relatively stable OPEX on a per vessel day basis, however, with a slightly increasing trend compared to recent historical levels.

Our financial outlook is primarily based on the assumptions described on the preceding pages, and the most important macroeconomic factors affecting our TCE earnings in 2023 are expected to be:

●	The EU ban on imports and transportation of Russian crude oil and oil products, and the price cap on the same
●	An escalation of the conflict between Hamas and Israel
●	Global economic growth or recession, consumption of refined oil products, and inflationary pressure
●	Location of closing and opening refineries and temporary shutdowns due to maintenance
●	Oil price development
●	Oil trading activity and developments in ton-mile
●	Bunker price developments
●	Global fleet growth and newbuilding ordering activity
●	Potential difficulties of major business partners
●	One-off market-shaping events such as strikes, embargoes, political instability, weather conditions, etc.

For further information and a detailed description of the most significant risks as of Q3 2023, please refer to Note 24 of TORM’s Annual Report 2022.

We have limited visibility on TCE rates that are not yet fixed with our customers. Hence, these rates may be significantly lower or significantly higher than our current expectations.

For the full-year 2023, TCE earnings are expected to be in the range of USD 1,075–1, 125m (previous outlook: USD 1,050–1, 175m), and EBITDA is expected to be in the range of USD 825–875m (previous outlook: USD 775–900m) based on the current fleet size, including published acquisitions and disposals of vessels. Please refer to page 40 for a definition of TCE earnings.

As of 06 November 2023, TORM had covered 91% of the 2023 full-year earning days at USD/day 36,452. Hence, 9% of the 2023 full-year earning days are subject to change. As 2,692 earning days in 2023 are unfixed as of 06 November 2023, a change in freight rates of USD/day 1,000 will – all other things being equal – impact the EBITDA by USD 2.7m. We expect to have 29,335 earning days in 2023.

Also as of 06 November 2023, 64% of the Q4 2023 earning days was covered at USD/day 38,822. For the individual segments, the Q4 2023 coverage was 62% at USD/day 47,126 for LR2, 75% at USD/day 39,932 for LR1 and 62% at USD/day 36,715 for MR.

Disclaimer on financial outlook

The purpose of this Financial Outlook for 2023 is to comply with reporting requirements for Companies listed in Denmark. Actual results may vary, and this information may not be accurate or appropriate for other purposes. Information about our financial outlook for 2023, including the various assumptions underlying it, is forward-looking and should be read in conjunction with the Safe Harbor Statements on page 11, and the related disclosure and information about various economic, competitive, and regulatory assumptions, factors, and risks that may cause our actual future financial and operating results to differ materially from what we currently expect.

TORM INTERIM RESULTS FOR THE THIRD QUARTER AND NINE MONTHS ENDED 30 SEPTEMBER 2023	7

The information included in this Financial Outlook for 2023 is preliminary, unaudited and based on estimates and information available to us at this time. TORM has not finalized its financial statements for the periods presented. During the course of the financial statement closing process, TORM may identify items that would require it to make adjustments, which may be material to the information provided in this section. As mentioned above, the provided information constitutes forward-looking statements and is subject to risks and uncertainties, including possible adjustments to the financial outlook for 2023.

Coverage 2023-2024

Total earning and covered days in TORM as of 06 November 2023 (excludes the acquisition of eight LR2 vessels announced on 09 November 2023)

As of 06 November 2023, the market value of TORM's FFA and bunker swaps are assessed at a total of USD 2.4m. TORM has covered 744 days of the remainder of Q4 2023 through FFA and bunker swap positions at USD/day 42,439, as well as 443 days of Q1 2024 at USD/day 41,849. Split into quarters, the exposure for MR is: 440 days at USD/day 40,485 in Q4 2023 and 377 days at USD/day 41,114 in Q1 2024. For LR1 the exposure is: 304 days at USD/day 45,236 in Q4 2023 and 65 days at USD/day 46,108 in Q1 2024. The coverage tables below include both FFA contracts and the physical fleet.

	Q4 2023	Q1 2024	Q2 2024	FY 2023	FY 2024
Total earning days
LR2	1,154	1,079	1,086	4,489	4,361
LR1	1,094	1,086	1,086	4,382	4,272
MR	5,247	5,388	5,412	20,464	21,607
Total	7,494	7,553	7,584	29,335	30,240

Covered days
LR2	717	182	182	4,062	732
LR1	824	65	—	4,107	65
MR	3,259	725	—	18,474	725
Total	4,800	973	182	26,643	1,523

	Q4 2023	Q1 2024	Q2 2024	FY 2023	FY 2024
Covered, %
LR2	62	17	17	91	17
LR1	75	6	—	94	2
MR	62	13	—	90	3
Total	64	13	2	91	5

Coverage rates, USD/day
LR2	47,126	42,997	42,997	48,499	42,997
LR1	39,932	46,108	—	34,714	46,108
MR	36,715	38,879	—	34,189	38,879
Total	38,822	40,134	42,997	36,452	41,168

Actual no. of days can vary from projected no. of days primarily due to vessel sales and delays of vessel deliveries. Total available earning days are defined as total calendar days less off-hire days.

The coverage figures include FFA positions. The FFA positions are covering two trades, all carrying clean products. The first is a triangulation route from the European Continent to the US Atlantic Cost (TC2), followed by a haul from the US Gulf back to the European Continent (TC14) for the MR fleet. The second is a round trip from the Middle East Gulf to Japan (TC5) and back for the LR1 fleet. Both trades are representative of their vessel type and the geographical location and are supported by adequate trading volumes in the futures market.

TORM INTERIM RESULTS FOR THE THIRD QUARTER AND NINE MONTHS ENDED 30 SEPTEMBER 2023	8

Earnings Data

						Change Q3
USDm	Q3 2022	Q4 2022	Q1 2023	Q2 2023	Q3 2023	22 – Q3 23

LR2 vessels
Available earning days 1)	1,184	1,096	1,071	1,074	1,190	1%
Spot rates 2)	52,595	64,485	65,245	48,775	33,374	(37)%
TCE per earning day 3)	55,532	58,889	65,551	47,918	35,054	(37)%
Operating days	1,220	1,196	1,170	1,183	1,196	(2)%
Operating expenses per operating day	7,196	7,469	7,637	7,490	6,826	(5)%
LR1 vessels
Available earning days 1)	685	621	758	1,249	1,280	87%
Spot rates 2)	51,089	50,287	44,141	35,060	25,997	(49)%
TCE per earning day 3)	51,102	48,067	42,047	36,674	32,641	(36)%
Operating days	736	736	810	1,277	1,288	75%
Operating expenses per operating day	6,640	7,236	6,709	7,534	7,230	9%
MR vessels
Available earning days 1)	5,161	5,138	4,903	5,127	5,188	1%
Spot rates 2)	43,284	47,876	37,058	33,336	31,730	(27)%
TCE per earning day 3)	40,968	45,029	36,461	33,862	32,632	(20)%
Operating days	5,315	5,244	5,130	5,306	5,465	3%
Operating expenses per operating day	7,055	6,901	7,314	6,839	6,724	(5)%
Handy vessels
Available earning days 1)	6	—	—	—	—	(100)%
Spot rates 2)	12,505	—	—	—	—	(100)%
TCE per earning day 3)	6,397	—	—	—	—	(100)%
Operating days	7	—	—	—	—	(100)%
Operating expenses per operating day	11,462	—	—	—	—	(100)%
Tanker segment
Available earning days 1)	7,035	6,855	6,732	7,451	7,658	9%
Spot rates 2)	45,646	50,818	42,476	35,875	31,013	(32)%
TCE per earning day 3)	44,376	47,520	41,717	36,360	33,010	(26)%
Operating days	7,278	7,176	7,110	7,766	7,949	9%
Operating expenses per operating day	7,041	7,030	7,299	7,053	6,821	(3)%

1) Total available earning days = Total calendar days less off-hire days

2) Spot rates = Time Charter Equivalent Earnings for all charters with less than six months’ duration.

3) TCE = Time Charter Equivalent Earnings. Please refer to the glossary on pages 33 to 40.

TORM INTERIM RESULTS FOR THE THIRD QUARTER AND NINE MONTHS ENDED 30 SEPTEMBER 2023	9

TORM fleet development

The table shows TORM’s operating fleet. In addition to 62 owned product tankers, TORM had 24 vessels under sale-and-leaseback agreements with options to buy back the vessels as of 30 September 2023 (financially reported as owned vessels in accordance with our accounting policies).

During Q3 2023, TORM sold and delivered one MR vessel (TORM Freya) to its new owner. In connection with TORM’s refinancing earlier in the year, six leased MR vessels (TORM Titan, TORM Torino, TORM Australia, TORM New Zealand, TORM Singapore, and TORM Malaysia) have been refinanced by debt financing and thus moved from leased to owned vessels.

In Q3 2023, TORM sold two LR1 vessels (TORM Ismini and TORM Estrid) that are both expected to be delivered to its new owners in November 2023.

After the end of Q3 2023, TORM has sold one LR2 vessel (TORM Marina) and two MR vessels (TORM Kansas and TORM Thyra) that are expected to be delivered to its new owners in November and December.

After the end of Q3 2023, TORM has acquired four MR vessels that are expected to be delivered in Q4 2023 for a total cash consideration of USD 75m and the issuance of 2.68 million shares. The four MR vessels have all been built at Tier 1-Korean yards in 2015-2016 and have fuel-efficient eco vessel specifications. The cash element of the transaction is expected to be financed through traditional bank financing, and in connection with each of the four deliveries, TORM will issue shares corresponding to 50% of the consideration.

After the end of Q3 2023, TORM has acquired eight LR2 vessels, of which one vessel is expected to be delivered in late Q4 2023 and seven vessels in Q1 2024 for a total consideration of USD 399m, with a cash consideration of USD 239m and the issuance of approx. 5.5 million shares. The vessels have all been built at the Tier 1-Korean yard Hyundai Samho Heavy Industries in 2010-2012 and have fuel-efficient eco vessel specifications. The cash element of the transaction is expected to be financed through a combination of different debt financing sources. TORM will issue the relevant shares in connection with the eight deliveries.

TORM fleet development

	Q2 2023	Changes	Q3 2023	Changes	Q4 2023	Changes	Q1 2024
Owned vessels
LR2	7	—	7	—	7	7	14
LR1	7	—	7	(2)	5	—	5
MR	43	5	48	2	50	—	50
Total	57	5	62	—	62	7	69

Leaseback vessels
LR2	6	—	6	—	6	—	6
LR1	7	—	7	—	7	—	7
MR	17	(6)	11	—	11	—	11
Total	30	(6)	24	—	24	—	24

Total fleet	87	(1)	86	—	86	7	93

TORM INTERIM RESULTS FOR THE THIRD QUARTER AND NINE MONTHS ENDED 30 SEPTEMBER 2023	10

Responsibility statement

We confirm that to the best of our knowledge

●	The condensed consolidated set of financial statements has been prepared in accordance with IAS 34 Interim Financial Reporting (“IAS 34”) as adopted in the UK and also in accordance with IAS 34 as issued by the International Accounting Standards Board (”IASB”) and IAS 34 as adopted by the EU, as applied to the financial periods beginning on or after 01 January 2023 and additional Danish disclosure requirements for interim reports of listed companies.
●	The interim report gives a true and fair view of the Group’s financial position as of 30 September 2023 as well as of the Group’s financial performance and cash flow for the period 01 January – 30 September 2023.
●	The interim management report includes a fair review of the development and performance of the Group’s business and of the financial position as a whole and a description of the principal risks and uncertainties for the remaining three months of 2023.
●	The interim management report includes a fair review of the material related party transactions which have taken place in the period and material changes to those described in the last annual report.

By order of the Board of Directors

Jacob Meldgaard

Executive Director

09 November 2023

Disclaimer

The interim report has been prepared solely to provide additional information to shareholders to assess the Group’s strategies and the potential for those strategies to succeed. The interim report should not be relied on by any other party or for any other purpose.

The interim report contains certain forward-looking statements. These statements are made by the Directors in good faith based on the information available to them up to the time of their approval of this report. Such statements should be treated with caution due to the inherent uncertainties, including both economic and business risk factors, underlying any such forward-looking statements.

TORM INTERIM RESULTS FOR THE THIRD QUARTER AND NINE MONTHS ENDED 30 SEPTEMBER 2023	11

Safe harbor statement as to the future

Matters discussed in this release may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements reflect our current views with respect to future events and financial performance and may include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts. The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. Words such as, but not limited to, “believe”, “anticipate”, “intend”, “estimate”, “forecast”, “project”, “plan”, “potential”, “may”, “should”, “expect”, “pending” and similar expressions or phrases may identify forward-looking statements. The forward-looking statements in this release are based upon various assumptions, many of which are, in turn, based upon further assumptions, including without limitation, management’s examination of historical operating trends, data contained in our records and other data available from third parties. Although the Company believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies that are difficult or impossible to predict and are beyond our control, the Company cannot guarantee that it will achieve or accomplish these expectations, beliefs, or projections. Important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include, but are not limited to, our future operating or financial results; changes in governmental rules and regulations or actions taken by regulatory authorities; the central bank policies intended to combat overall inflation and rising interest rates and foreign exchange rates; inflationary pressure; increased cost of capital or limited access to funding due to EU Taxonomy or relevant territorial taxonomy regulations; general domestic and international political conditions or events, including “trade wars”, the conflict between Russia and Ukraine and the developments in the Middle East, including the armed conflict in Israel and the Gaza Strip; changes in economic and competitive conditions affecting our business, including market fluctuations in charter rates and charterers’ abilities to perform under existing time charters; changes in the supply and demand for vessels comparable to ours and the number of newbuildings under construction; the highly cyclical nature of the industry that we operate in; the loss of a large customer or significant business relationship; changes in worldwide oil production and consumption and storage; risks associated with any future vessel construction; our expectations regarding the availability of vessel acquisitions and our ability to complete acquisition transactions planned; availability of skilled crew members other employees and the related labor costs; work stoppages or other labor disruptions by our employees or the employees of other companies in related industries; the impact of increasing scrutiny and changing expectations from investors, lenders and other market participants with respect to our ESG policies; Foreign Corrupt Practices Act of 1977 or other applicable regulations relating to bribery; effects of new products and new technology in our industry, including the potential for technological innovation to reduce the value of our vessels and charter income derived therefrom; new environmental regulations and restrictions, whether at a global level stipulated by the International Maritime Organization, and/or imposed by regional or national authorities such as the European Union or individual countries; the impact of an interruption in or failure of our information technology and communications systems, including the impact of cyber-attacks, upon our ability to operate; potential conflicts of interest involving members of our board of directors and senior management; the failure of counterparties to fully perform their contracts with us; changes in credit risk with respect to our counterparties on contracts; our dependence on key personnel and our ability to attract, retain and motivate key employees; adequacy of insurance coverage; our ability to obtain indemnities from customers; changes in laws, treaties or regulations; our incorporation under the laws of England and Wales and the different rights to relief that may be available compared to other countries, including the United States; government requisition of our vessels during a period of war or emergency; the arrest of our vessels by maritime claimants; any further changes in U.S. trade policy that could trigger retaliatory actions by the affected countries; potential disruption of shipping routes due to accidents, climate-related incidents, environmental factors, political events, public health threats, acts by terrorists or acts of piracy on ocean-going vessels; the impact of adverse weather and natural disasters; damage to storage and receiving facilities; potential liability from future litigation and potential costs due to environmental damage and vessel collisions; and the length and number of off-hire periods and dependence on third-party managers. In the light of these risks and uncertainties, undue reliance should not be placed on forward-looking statements contained in this release because they are statements about events that are not certain to occur as described or at all. These forward-looking statements are not guarantees of our future performance, and actual results and future developments may vary materially from those projected in the forward-looking statements. Except to the extent required by applicable law or regulation, the Company undertakes no obligation to release publicly any revisions or updates to these forward-looking statements to reflect events or circumstances after the date of this release or to reflect the occurrence of unanticipated events. Please see TORM’s filings with the U.S. Securities and Exchange Commission for a more complete discussion of certain of these and other risks and uncertainties. The information set forth herein speaks only as of the date hereof, and the Company disclaims any intention or obligation to update any forward-looking statements as a result of developments occurring after the date of this communication.

TORM INTERIM RESULTS FOR THE THIRD QUARTER AND NINE MONTHS ENDED 30 SEPTEMBER 2023	12

Condensed consolidated income statement

USDm	Note	Q3 2023	Q3 2022	Q1-Q3 2023	Q1-Q3 2022	FY 2022
Revenue		358.1	448.1	1,132.6	996.0	1,443.4
Port expenses, bunkers, commissions, and other cost of goods and services sold		(113.4)	(130.4)	(309.6)	(345.3)	(459.5)
Operating expenses	1	(54.2)	(51.3)	(161.0)	(151.7)	(202.1)
Profit from sale of vessels		7.0	9.2	10.5	10.0	10.2
Administrative expenses	1, 2	(19.0)	(13.4)	(58.5)	(39.3)	(55.0)
Other operating income and expenses		(0.3)	(0.3)	(0.4)	6.1	5.8
Share of profit/(loss) from joint ventures		—	0.3	—	0.2	0.2
Operating profit before depreciation, amortization and impairment losses (EBITDA)		178.2	262.2	613.6	476.0	743.0
Impairment losses on tangible assets	2	—	0.2	—	(2.6)	(2.6)
Depreciation and amortization	2	(38.2)	(33.8)	(110.3)	(103.5)	(139.0)
Operating profit (EBIT)		140.0	228.6	503.3	369.9	601.4
Financial income		4.2	1.2	10.8	1.5	4.1
Financial expenses		(16.5)	(12.5)	(46.9)	(36.4)	(48.8)
Profit before tax		127.7	217.3	467.2	335.0	556.7
Tax		(3.4)	(0.2)	(3.8)	(0.9)	5.9
Net profit for the period		124.3	217.1	463.4	334.1	562.6
Net profit for the period attributable to:
TORM plc shareholders		124.3	217.1	463.7	334.1	562.8
Non-controlling interest		—	—	(0.3)	—	(0.2)
Net profit for the period		124.3	217.1	463.4	334.1	562.6
Earnings per share
Basic earnings per share (USD)	6	1.47	2.66	5.57	4.12	6.92
Diluted earnings per share (USD)	6	1.42	2.63	5.37	4.07	6.80

Notes 5 and 8-12 are on pages 25 to 29.

TORM INTERIM RESULTS FOR THE THIRD QUARTER AND NINE MONTHS ENDED 30 SEPTEMBER 2023	13

Condensed consolidated statement of comprehensive income

USDm	Q3 2023	Q3 2022	Q1-Q3 2023	Q1-Q3 2022	FY 2022
Net profit for the year	124.3	217.1	463.4	334.1	562.6

Other comprehensive income:

Items that may be reclassified to profit or loss:
Exchange rate adjustment arising from translation of entities using a functional currency different from USD	(0.1)	(0.7)	(0.5)	(1.0)	(0.5)
Reclassification of exchange rate adjustments on disposal of joint venture	—	0.1	—	0.1	0.1
Fair value adjustment on hedging instruments	4.7	15.5	11.2	50.5	54.8
Fair value adjustment on hedging instruments transferred to income statement	(6.0)	(0.1)	(16.4)	4.2	1.7
Tax on other comprehensive income	0.1	—	1.0	—	(13.2)
Other comprehensive income after tax	(1.3)	14.8	(4.7)	53.8	42.9

Total comprehensive income for the period	123.0	231.9	458.7	387.9	605.5

Total comprehensive income for the period attributable to:
TORM plc shareholders	123.0	231.9	459.3	387.9	605.6
Non-controlling interest	—	—	(0.6)	—	(0.1)
Total comprehensive income for the period	123.0	231.9	458.7	387.9	605.5

TORM INTERIM RESULTS FOR THE THIRD QUARTER AND NINE MONTHS ENDED 30 SEPTEMBER 2023	14

Condensed consolidated balance sheet

USDm	Note	30 September 2023	30 September 2022	31 December 2022
ASSETS
Non-current Assets
Intangible assets
Goodwill		1.7	1.9	1.8
Other intangible assets		1.7	0.5	1.9
Total intangible assets		3.4	2.4	3.7

Tangible fixed assets
Land and buildings		5.9	3.1	3.8
Vessels and capitalized dry-docking	2	2,110.5	1,876.2	1,855.9
Prepayments on vessels	3	3.8	-	—
Other plant and operating equipment		4.3	6.7	5.6
Total tangible fixed assets		2,124.5	1,886.0	1,865.3

Financial assets
Investments in joint ventures		0.1	0.1	0.1
Loan receivables		4.6	4.6	4.6
Deferred tax asset		0.4	0.6	0.6
Other investments		-	0.2	0.2
Total financial assets		5.1	5.5	5.5

Total non-current assets		2,133.0	1,893.9	1,874.5

Current Assets
Inventories		70.6	72.4	72.0
Trade receivables		203.7	247.7	259.5
Other receivables		89.3	78.7	74.0
Prepayments		13.0	13.9	10.4
Cash and cash equivalents incl. restricted cash		270.7	238.5	323.8
Current assets, excl. assets held-for-sale		647.3	651.2	739.7

Assets held-for-sale	2	27.8	—	—

Total current assets		675.1	651.2	739.7

Total Assets		2,808.1	2,545.1	2,614.2

TORM INTERIM RESULTS FOR THE THIRD QUARTER AND NINE MONTHS ENDED 30 SEPTEMBER 2023	15

USDm	Note	30 September 2023	30 September 2022	31 December 2022
EQUITY AND LIABILITIES
Equity
Common shares		0.8	0.8	0.8
Share premium		222.0	166.4	167.5
Treasury shares		(4.2)	(4.2)	(4.2)
Hedging reserves		35.7	51.1	39.9
Translation reserves		(0.7)	(0.7)	(0.5)
Retained profit		1,313.6	1,187.6	1,297.8
Equity attributable to TORM plc shareholders		1,567.2	1,401.0	1,501.3
Non-controlling interests		1.9	2.4	2.4
Total equity		1,569.1	1,403.4	1,503.7

LIABILITIES
Non-current Liabilities
Non-current tax liability related to held-over gains		45.2	45.2	45.2
Deferred tax liability		7.5	0.1	6.1
Borrowings	4	893.8	880.3	849.8
Other non-current liabilities		3.0	3.0	3.0
Total non-current liabilities		949.5	928.6	904.1

Current Liabilities
Borrowings	4	194.2	115.2	117.1
Trade payables		45.6	40.8	48.5
Current tax liabilities		1.6	1.5	2.0
Other liabilities		39.3	45.3	31.1
Provisions	7	6.9	6.5	6.8
Deferred income		1.9	3.8	0.9
Total current liabilities		289.5	213.1	206.4

Total liabilities		1,239.0	1,141.7	1,110.5

Total Equity and Liabilities		2,808.1	2,545.1	2,614.2

Notes 5 and 8-12 are on pages 25 to 29.

TORM INTERIM RESULTS FOR THE THIRD QUARTER AND NINE MONTHS ENDED 30 SEPTEMBER 2023	16

Condensed consolidated statement of changes in equity

01 January-30 September

							Equity
							attributable to	Non-
					Translation		shareholders	controlling
USDm	Common shares	Share premium	Treasury shares	Hedging reserves	reserves	Retained profit	of TORM plc	interest	Total
Equity as of 01 January 2023	0.8	167.5	(4.2)	39.9	(0.5)	1,297.8	1,501.3	2.4	1,503.7
Comprehensive income/loss for the period:
Net profit for the period	—	—	—	—	—	463.7	463.7	(0.3)	463.4
Other comprehensive income for the period	—	—	—	(5.2)	(0.2)	—	(5.4)	(0.2)	(5.6)
Tax on other comprehensive income	—	—	—	1.0	—	—	1.0	—	1.0
Total comprehensive income/(loss) for the period	—	—	—	(4.2)	(0.2)	463.7	459.3	(0.5)	458.8
Capital increase 1)	—	54.7	—	—	—	—	54.7	—	54.7
Transaction costs of capital increase	—	(0.2)	—	—	—	—	(0.2)	—	(0.2)
Share-based compensation	—	—	—	—	—	15.3	15.3	—	15.3
Dividend paid	—	—	—	—	—	(463.2)	(463.2)	—	(463.2)
Total changes in equity for the period	—	54.5	—	(4.2)	(0.2)	15.8	65.9	(0.5)	65.4
Equity as of 30 September 2023	0.8	222.0	(4.2)	35.7	(0.7)	1,313.6	1,567.2	1.9	1,569.1

1) During the year, the share capital was increased amounting to USD 6.2m as a result of the exercise of Restricted Share Units and 48.5m from a non-cash issue in relation to purchase of three vessels.

							Equity
							attributable to	Non-
					Translation		shareholders	controlling
USDm	Common shares	Share premium	Treasury shares	Hedging reserves	reserves	Retained profit	of TORM plc	interest	Total
Equity as of 01 January 2022	0.8	159.8	(4.2)	(3.6)	0.2	899.2	1,052.2	—	1,052.2
Comprehensive income/(loss) for the period:
Net profit/(loss) for the period	—	—	—	—	—	334.1	334.1	—	334.1
Other comprehensive income/(loss) for the period	—	—	—	54.7	(0.9)	—	53.8	—	53.8
Total comprehensive income/(loss) for the period	—	—	—	54.7	(0.9)	334.1	387.9	—	387.9
Capital increase 1)	—	6.6	—	—	—	—	6.6	—	6.6
Share-based compensation	—	—	—	—	—	1.6	1.6	—	1.6
Dividend paid	—	—	—	—	—	(47.3)	(47.3)		(47.3)
Total changes in equity for the period	—	6.6	—	54.7	(0.9)	288.4	348.8	—	348.8
Non-controlling interest arising on consolidation	—	—	—	—	—	—	—	2.4	2.4
Equity as of 30 September 2022	0.8	166.4	(4.2)	51.1	(0.7)	1,187.6	1,401.0	2.4	1,403.4

1) During the year, the share capital was increased amounting to USD 6.6m as a result of the exercise of Restricted Share Units.

TORM INTERIM RESULTS FOR THE THIRD QUARTER AND NINE MONTHS ENDED 30 SEPTEMBER 2023	17

Condensed consolidated cash flow statement

USDm	Q1-Q3 2023	Q1-Q3 2022	FY 2022
Cash flow from operating activities
Net profit for the year	463.4	334.1	562.6

Reversals:
Profit from sale of vessels	(10.5)	(10.0)	(10.2)
Depreciation and amortization	110.3	103.5	139.0
Impairment losses on tangible assets	—	2.6	2.6
Share of profit/(loss) from joint ventures	—	(0.2)	(0.2)
Financial income	(10.8)	(1.5)	(4.1)
Financial expenses	46.9	36.4	48.8
Tax	3.8	0.9	(5.9)
Other non-cash movements	2.6	1.7	(3.5)

Interest received and realized exchange gains	10.8	1.4	4.0
Interest paid and realized exchange losses	(50.0)	(38.2)	(49.6)
Income taxes paid	(1.6)	(0.4)	(0.7)
Change in inventories, receivables and payables, etc.	45.2	(176.0)	(180.9)

Net cash flow from operating activities	610.1	254.3	501.9

Cash flow from investing activities
Investment in tangible fixed assets1)	(357.5)	(106.7)	(119.3)
Investment in intangible fixed assets	(0.2)	—	(0.6)
Acquisition of subsidiaries, net of cash acquired	—	1.0	1.1
Sale of tangible fixed assets	34.3	106.4	106.6
Change in restricted cash	(27.1)	12.4	23.5
Net cash flow from investing activities	(350.5)	13.1	11.3

Cash flow from financing activities
Proceeds, borrowings	565.9	96.3	96.3
Repayment, borrowings	(448.5)	(243.9)	(275.1)
Dividend paid	(463.2)	(47.3)	(166.7)
Capital increase¹⁾	6.2	6.7	8.0
Transaction costs share issue	(0.2)	—	—

Net cash flow from financing activities	(339.8)	(188.2)	(337.5)

Net cash flow from operating, investing and financing activities	(80.2)	79.2	175.7

Cash and cash equivalents beginning balance	320.5	144.8	144.8
Cash and cash equivalents ending balance	240.3	224.0	320.5
Restricted cash equivalents ending balance	30.4	14.5	3.3
Cash and cash equivalents including restricted cash ending balance	270.7	238.5	323.8

1) During the year, share capital was increased by USD 54.7m in total including an USD 48.5m non-cash share issue in relation to purchase of three vessels.

TORM INTERIM RESULTS FOR THE THIRD QUARTER AND NINE MONTHS ENDED 30 SEPTEMBER 2023	18

Segment reporting – condensed consolidated income statement

	Q3 2023				Q3 2022
		Marine	Inter-			Marine	Inter-
	Tanker	Exhaust	segment		Tanker	Exhaust	segment
USDm	segment	segment	elimination	Total	segment	segment	elimination	Total
Revenue	349.1	12.5	(3.5)	358.1	446.7	1.4	—	448.1
Port expenses, bunkers and commissions	(104.7)	—	—	(104.7)	(129.9)	—	—	(129.9)
Other cost of goods and services sold	—	(11.5)	2.8	(8.7)	—	(0.5)	—	(0.5)
Operating expenses	(54.2)	—	—	(54.2)	(51.3)	—	—	(51.3)
Profit from sale of vessels	7.0	—	—	7.0	9.2	—	—	9.2
Administrative expenses	(19.2)	0.2	—	(19.0)	(12.7)	(0.7)	—	(13.4)
Other operating income and expenses	(0.3)	—	—	(0.3)	(0.3)	—	—	(0.3)
Share of profit/(loss) from joint ventures	—	—	—	—	0.3	—	—	0.3
Operating profit before depreciation, amortization and impairment losses (EBITDA)	177.7	1.2	(0.7)	178.2	262.0	0.2	—	262.2
Impairment losses on tangible assets	—	—	—	—	0.2	—	—	0.2
Depreciation and amortization	(37.9)	(0.3)	—	(38.2)	(33.7)	(0.1)	—	(33.8)

Operating profit (EBIT)	139.8	0.9	(0.7)	140.0	228.5	0.1	—	228.6

Financial income	4.1	0.1	—	4.2	1.2	—	—	1.2
Financial expenses	(16.5)	—	—	(16.5)	(12.5)	—	—	(12.5)

Profit before tax	127.4	1.0	(0.7)	127.7	217.2	0.1	—	217.3

Tax	(3.4)	—	—	(3.4)	(0.2)	—	—	(0.2)

Net profit for the period	124.0	1.0	(0.7)	124.3	217.0	0.1	—	217.1

TORM INTERIM RESULTS FOR THE THIRD QUARTER AND NINE MONTHS ENDED 30 SEPTEMBER 2023	19

Segment reporting – condensed consolidated income statement

	Q1-Q3 2023				Q1-Q3 2022				FY 2022
		Marine	Inter-			Marine	Inter-			Marine	Inter-
	Tanker	Exhaust	segment		Tanker	Exhaust	segment		Tanker	Exhaust	segment
USDm	segment	segment	elimination	Total	segment	segment	elimination	Total	segment	segment	elimination	Total
Revenue	1,107.9	33.7	(9.0)	1,132.6	994.6	1.4	—	996.0	1,440.4	5.9	(2.9)	1,443.4
Port expenses, bunkers and commissions	(290.5)	—	—	(290.5)	(344.8)	—	—	(344.8)	(458.9)	—	—	(458.9)
Other cost of goods and services sold	—	(25.7)	6.6	(19.1)	—	(0.5)	—	(0.5)	—	(3.0)	2.4	(0.6)
Operating expenses	(161.0)	—	—	(161.0)	(151.7)	—	—	(151.7)	(202.1)	—	—	(202.1)
Profit from sale of vessels	10.5	—	—	10.5	10.0	—	—	10.0	10.2	—	—	10.2
Administrative expenses	(53.3)	(5.2)	—	(58.5)	(38.6)	(0.7)	—	(39.3)	(52.4)	(2.6)	—	(55.0)
Other operating income and expenses	(0.5)	0.1	—	(0.4)	6.1	—	—	6.1	5.8	—	—	5.8
Share of profit/(loss) from joint ventures	—	—	—	—	0.2	—	—	0.2	0.2	—	—	0.2
Operating profit before depreciation, amortization and impairment losses (EBITDA)	613.1	2.9	(2.4)	613.6	475.8	0.2	—	476.0	743.2	0.3	(0.5)	743.0

Impairment losses on tangible assets	—	—	—	—	(2.6)	—	—	(2.6)	(2.6)	—	—	(2.6)
Depreciation and amortization	(109.4)	(0.9)	—	(110.3)	(103.4)	(0.1)	—	(103.5)	(138.7)	(0.3)	—	(139.0)
Operating profit (EBIT)	503.7	2.0	(2.4)	503.3	369.8	0.1	—	369.9	601.9	—	(0.5)	601.4

Financial income	10.8	—	—	10.8	1.5	—	—	1.5	4.0	0.1	—	4.1
Financial expenses	(46.6)	(0.3)	—	(46.9)	(36.4)	—	—	(36.4)	(48.7)	(0.1)	—	(48.8)
Profit before tax	467.9	1.7	(2.4)	467.2	334.9	0.1	—	335.0	557.2	—	(0.5)	556.7

Tax	(3.8)	—	—	(3.8)	(0.9)	—	—	(0.9)	5.9	—	—	5.9
Net profit for the period	464.1	1.7	(2.4)	463.4	334.0	0.1	—	334.1	563.1	—	(0.5)	562.6

TORM INTERIM RESULTS FOR THE THIRD QUARTER AND NINE MONTHS ENDED 30 SEPTEMBER 2023	20

Segment reporting – condensed consolidated balance sheet

	30 September 2023				30 September 2022				31 December 2022
		Marine	Inter-			Marine	Inter-			Marine	Inter-
	Tanker	Exhaust	segment		Tanker	Exhaust	segment		Tanker	Exhaust	segment
USDm	segment	segment	elimination	Total	segment	segment	elimination	Total	segment	segment	elimination	Total
ASSETS
Non-current Assets
Intangible assets
Goodwill	—	1.7	—	1.7	—	1.9	—	1.9	—	1.8	—	1.8
Other intangible assets	0.7	1.0	—	1.7	—	0.5	—	0.5	0.7	1.3	—	2.0
Total intangible assets	0.7	2.7	—	3.4	—	2.4	—	2.4	0.7	3.1	—	3.8
Tangible fixed assets
Land and buildings	5.2	0.7	—	5.9	3.1	—	—	3.1	2.8	1.0	—	3.8
Vessels and capitalized dry-docking	2,120.3	—	(9.8)	2,110.5	1,876.2	—	—	1,876.2	1,863.4	—	(7.5)	1,855.9
Prepayments on vessels	—	4.2	(0.4)	3.8	-	—	—	—	—	—	—	—
Other plant and operating equipment	3.2	1.1	—	4.3	5.2	1.5	—	6.7	4.1	1.5	—	5.6
Total tangible fixed assets	2,128.7	6.0	(10.2)	2,124.5	1,884.5	1.5	—	1,886.0	1,870.3	2.5	(7.5)	1,865.3
Financial assets
Investments in joint ventures	0.1	—	—	0.1	0.1	—	—	0.1	0.1	—	—	0.1
Loan receivables	4.6	—	—	4.6	4.6	—	—	4.6	4.6	—	—	4.6
Deferred tax asset	0.4	—	—	0.4	0.5	0.1	—	0.6	0.5	—	—	0.5
Other investments	—	—	—	—	0.2	—	—	0.2	0.2	—	—	0.2
Total financial assets	5.1	—	—	5.1	5.4	0.1	—	5.5	5.4	—	—	5.4
Total non-current assets	2,134.5	8.7	(10.2)	2,133.0	1,889.9	4.0	—	1,893.9	1,876.4	5.6	(7.5)	1,874.5
Current Assets
Inventories	64.5	6.1	—	70.6	65.4	7.0	—	72.4	61.1	11.0	(0.1)	72.0
Trade receivables	199.8	4.4	(0.5)	203.7	246.7	1.0	—	247.7	255.7	4.2	(0.4)	259.5
Other receivables	86.9	2.4	—	89.3	76.1	2.6	—	78.7	72.7	1.3	—	74.0
Prepayments	10.2	2.8	—	13.0	10.4	3.5	—	13.9	9.7	0.7	—	10.4
Cash and cash equivalents incl. restricted cash	266.0	4.7	—	270.7	236.3	2.2	—	238.5	321.4	2.4	—	323.8
Current assets, excl. assets held-for-sale	627.4	20.4	(0.5)	647.3	634.9	16.3	—	651.2	720.6	19.6	(0.5)	739.7
Assets held-for-sale	27.8	—	—	27.8	—	—	—	—	—	—	—	—
Total current assets	655.2	20.4	(0.5)	675.1	634.9	16.3	—	651.2	720.6	19.6	(0.5)	739.7
Total Assets	2,789.7	29.1	(10.7)	2,808.1	2,524.8	20.3	—	2,545.1	2,597.0	25.2	(8.0)	2,614.2

TORM INTERIM RESULTS FOR THE THIRD QUARTER AND NINE MONTHS ENDED 30 SEPTEMBER 2023	21

Segment reporting – condensed consolidated balance sheet

	30 September 2023				30 September 2022				31 December 2022
		Marine	Inter-			Marine	Inter-			Marine	Inter-
	Tanker	Exhaust	segment		Tanker	Exhaust	segment		Tanker	Exhaust	segment
USDm	segment	segment	elimination	Total	segment	segment	elimination	Total	segment	segment	elimination	Total

Total equity	1,564.3	7.7	(2.9)	1,569.1	1,397.3	6.1	—	1,403.4	1,498.0	6.2	(0.5)	1,503.7

LIABILITIES
Non-current Liabilities
Non-current tax liability related to held-over gains	45.2	—	—	45.2	45.2	—	—	45.2	45.2	—	—	45.2
Deferred tax liability	7.3	0.2	—	7.5	—	0.1	—	0.1	5.8	0.3	—	6.1
Borrowings	890.4	3.4	—	893.8	873.7	6.6	—	880.3	844.6	5.2	—	849.8
Other non-current liabilities	2.3	0.7	—	3.0	1.9	1.1	—	3.0	2.2	0.8	—	3.0
Total non-current liabilities	945.2	4.3	—	949.5	920.8	7.8	—	928.6	897.8	6.3	—	904.1

Current Liabilities
Borrowings	190.5	3.7	—	194.2	115.2	—	—	115.2	115.7	1.3	—	117.1
Trade payables	42.2	3.4	—	45.6	38.8	2.0	—	40.8	46.4	3.5	(1.4)	48.5
Current tax liabilities	1.6	—	—	1.6	1.2	0.3	—	1.5	1.6	0.4	—	2.0
Other liabilities	39.4	0.4	(0.5)	39.3	45.0	0.3	—	45.3	31.0	0.3	(0.2)	31.1
Provisions	6.5	0.4	—	6.9	6.5	—	—	6.5	6.5	0.3	—	6.8
Deferred income	—	9.2	(7.3)	1.9	—	3.8	—	3.8	—	6.8	(5.9)	0.9
Total current liabilities	280.2	17.1	(7.8)	289.5	206.7	6.4	—	213.1	201.2	12.7	(7.5)	206.4

Total liabilities	1,225.4	21.4	(7.8)	1,239.0	1,127.5	14.2	—	1,141.7	1,099.0	19.0	(7.5)	1,110.5

Total Equity and Liabilities	2,789.7	29.1	(10.7)	2,808.1	2,524.8	20.3	—	2,545.1	2,597.0	25.2	(8.0)	2,614.2

TORM INTERIM RESULTS FOR THE THIRD QUARTER AND NINE MONTHS ENDED 30 SEPTEMBER 2023	22

NOTE 1 – STAFF COSTS

Staff costs included in operating expenses relate to the 104 seafarers employed under Danish contracts (30 September 2022: 100, 31 December 2022: 100).

The average number of employees is calculated as a full-time equivalent (FTE).

USDm	Q3 2023	Q3 2022	Q1‑Q3 2023	Q1‑Q3 2022	FY 2022
Included in operating expenses	2.3	1.8	6.4	6.0	7.7
Included in administrative expenses	15.4	9.3	48.2	29.6	42.0
Total staff costs	17.7	11.1	54.6	35.6	49.7

The majority of seafarers on vessels are on short-term contracts. The number of seafarers on short-term contracts for the first nine months of 2023 was on average 1,519 (30 September 2022: 1,504, 31 December 2022: 1,565). Total seafarers costs for the first nine months of 2023 were USD 60.6m (30 September 2022: USD 55.2m, 31 December 2022: USD 76.3m, which are included in "Operating expenses".

As announced on 29 March 2023, the Board of Directors agreed to grant a total of 1,248,153 (2022: 1,137,770) RSUs to certain employees. The vesting period of the program is three years. The exercise price is set at DKK 220.6 (2022: DKK 58.0). The exercise period is 360 days for each vesting date. The fair value of the options granted was determined using the Black-Scholes model and amounts to USD 10.8m (30 September 2022: 2.2m). The average remaining contractual life for the restricted shares as of 30 September 2023 is 1.3 years (30 September 2022: 1.3 years).

In addition to the 2023 program, Board of Directors has extraordinarily decided to grant certain employees, restricted stock options in an additional retention program, which fully vest 01 March 2026. The certain employees was granted 1,333,222 restricted stock options in this additional retention program. The exercise price is set to one US cent. The fair value of the options in the retention program was determined using the Black-Scholes model and amounts to USD 40.4m.

NOTE 2 – VESSEL AND CAPITALIZED DRY-DOCKING

Included in the carrying amount for “Vessels and capitalized dry-docking” are capitalized dry-docking costs in the amount of USD 74.8m (30 September 2022: USD 49.3m, 31 December 2022: USD 50.1m).

The depreciation for the nine months ended 30 September 2023 related to “Other plant and operating equipment” of USD 2.4m (30 September 2022: USD 1.8m, 31 December 2022: USD 2.8m) and “Land and buildings” of USD 1.8m (30 September 2022: USD 1.7m, 31 December 2022: USD 2.3m) is related to “Administrative expenses”.

IMPAIRMENT ASSESSMENT

For determination of the vessel values, TORM has carried out an impairment indicator assessment and has found no indication of impairment, and therefore, TORM does not find any need to reassess the recoverable amount as of 30 September 2023.

TORM INTERIM RESULTS FOR THE THIRD QUARTER AND NINE MONTHS ENDED 30 SEPTEMBER 2023	23

NOTE 2 - VESSEL AND CAPITALIZED DRY-DOCKING- -Continued

ASSETS HELD FOR SALE

During the first nine months of 2023, TORM sold four vessels of which two vessels were presented as assets held for sale as of 30 September 2023.

USDm	30 September 2023	30 September 2022	31 December 2022
Cost:
Balance as of beginning of period	2,421.2	2,443.3	2,443.3
Additions	377.8	63.5	77.2
Disposals	(33.8)	(5.3)	(14.2)
Transferred from prepayments	33.0	55.1	55.1
Transferred to assets held-for-sale	(80.9)	(140.1)	(140.2)
Balance	2,717.3	2,416.5	2,421.2

Depreciation:
Balance as of beginning of period	543.8	475.0	475.0
Disposals	(27.3)	(5.3)	(14.2)
Depreciation for the period	106.1	99.9	133.7
Transferred to assets held-for-sale	(35.1)	(50.7)	(50.7)
Balance	587.5	518.9	543.8

Impairment:
Balance as of beginning of period	21.5	30.5	30.5
Impairment losses on tangible fixed assets	—	2.8	2.7
Transferred to assets held-for-sale	(2.2)	(11.9)	(11.7)
Balance	19.3	21.4	21.5

Carrying amount	2,110.5	1,876.2	1,855.9

NOTE 3 – PREPAYMENTS ON VESSELS

USDm	30 September 2023	30 September 2022	31 December 2022
Balance as of beginning of period	—	12.0	12.0
Additions	36.8	43.1	43.1
Transferred to vessels	(33.0)	(55.1)	(55.1)
Carrying amount	3.8	—	—

NOTE 4 – BORROWINGS

USDm	30 September 2023	30 September 2022	31 December 2022
Mortgage debt and bank loans to be repaid as follows:
Falling due within one year	192.8	116.8	117.3
Falling due between one and two years	156.4	129.8	128.4
Falling due between two and three years	157.6	133.0	126.9
Falling due between three and four years	111.0	186.2	185.6
Falling due between four and five years	203.9	56.0	161.4
Falling due after five years	271.7	382.0	253.4
Total	1,093.4	1,003.8	973.0
Borrowing costs	(12.4)	(11.6)	(11.1)
Right-of-use lease liabilities	7.0	3.3	5.0
Total borrowings	1,088.0	995.5	966.9

As of 30 September 2023, TORM was in compliance with the financial covenants. TORM expects to remain in compliance with the financial covenants in the remaining period of 2023.

TORM INTERIM RESULTS FOR THE THIRD QUARTER AND NINE MONTHS ENDED 30 SEPTEMBER 2023	24

NOTE 5 – DERIVATIVE FINANCIAL INSTRUMENTS

	30 September	30 September	31 December
USDm	2023	2022	2022
Fair value of derivatives:
Derivative financial instruments regarding freight and bunkers:
Forward freight agreements - fair value through profit and loss	7.5	(8.2)	—
Bunker swaps - fair value through profit and loss	5.3	2.2	—
Bunker swaps - hedge accounting	0.3	0.2	—

Derivative financial instruments regarding interest and currency exchange rate:
Forward exchange contracts - hedge accounting	(1.1)	(3.7)	0.4
Interest rate swaps - hedge accounting	49.7	55.2	53.7
Total	61.7	45.7	54.1

Derivative financial instruments are recognized in the following balance sheet items:

	30 September	30 September	31 December
USDm	2023	2022	2022
Other receivables	63.1	57.6	54.5
Other liabilities	(1.4)	(11.9)	(0.4)
Total	61.7	45.7	54.1

The fair value hierarchy for the above derivative financial instruments is Level 2.

There are no changes in the methods and assumptions used in determining the fair value of the financial instruments. Please refer to the Annual Report 2022, page 169.

TORM INTERIM RESULTS FOR THE THIRD QUARTER AND NINE MONTHS ENDED 30 SEPTEMBER 2023	25

NOTE 6 – EARNINGS PER SHARE AND DIVIDEND PER SHARE

	Q3 2023	Q3 2022	Q1-Q3 2023	Q1-Q3 2022	FY 2022
EARNINGS PER SHARE

Net profit for the year attributable to TORM plc shareholders (USDm)	124.3	217.1	463.7	334.1	562.8

Million shares
Weighted average number of shares	84.9	82.0	83.8	81.7	81.8

Weighted average number of treasury shares	(0.5)	(0.5)	(0.5)	(0.5)	(0.5)
Average number of shares outstanding	84.4	81.5	83.3	81.2	81.3
Dilutive effect of outstanding share options	3.1	1.0	3.1	1.0	1.5
Weighted average number of shares outstanding incl. dilutive effect of share options	87.5	82.5	86.4	82.2	82.8

Basic earnings per share (USD)	1.47	2.66	5.57	4.12	6.92

Diluted earnings per share (USD)	1.42	2.63	5.37	4.07	6.80

	Q3 2023	Q3 2022	Q1-Q3 2023	Q1-Q3 2022	FY 2022

DIVIDEND PER SHARE

Declared dividend per share (USD)	1.46	1.46	4.42	2.04	4.63
Declared dividend (USDm)	123.2	119.0	370.9	166.0	378.7

Dividend paid during the period (USDm)	126.6	47.3	463.2	47.3	166.7

Number of shares, end of period (million)	84.9	82.1	84.9	82.1	82.3
Number of treasury shares, end of period (million)	(0.5)	(0.5)	(0.5)	(0.5)	(0.5)
Number of shares outstanding, end of period (million)	84.4	81.6	84.4	81.6	81.8

Dividend paid during the period per share (USD)	1.50	0.58	5.55	0.58	2.04

NOTE 7 – PROVISIONS

In 2020, TORM was involved in cargo claims relating to a customer having granted indemnities for discharge of cargoes, and not being able to honor those obligations. The cases involved irregular activities by the customer. Legal action was initiated by TORM in the UK and in India against the customer and related individuals. TORM has recognized provisions amounting to USD 6.5 m as of 30 September 2023 relating to the case complex (30 September, 2022: USD 6.5m, 31 December 2022: USD 6.5m). Legal proceedings are still ongoing and therefore the provisions recognized are subject to uncertainty relating to both timing and amount.

NOTE 8 – CONTINGENT LIABILITIES

TORM is involved in certain legal proceedings and disputes. It is Management’s opinion that the outcome of these proceedings and disputes will not have any material impact on TORM’s financial position, results of operations, and cash flows.

TORM INTERIM RESULTS FOR THE THIRD QUARTER AND NINE MONTHS ENDED 30 SEPTEMBER 2023	26

NOTE 9 – CONTRACTUAL OBLIGATIONS AND RIGHTS

As of 30 September 2023, TORM had contractual obligations regarding scrubber investments and other minor commitments of USD 12.9m (30 September, 2022: USD 23.2m, 31 December 2022: USD 18.4m).

In September 2023, TORM entered into two time charter contracts as a lessor classified as operating leases. As of 30 September 2023, TORM has contractual rights to receive future payments as lessor of these vessels on time charter of USD 6.6m in 2023, USD 31.8m in 2024 and USD 24.5m in 2025. The charter hire income for these vessels under time charter is recognized under “Revenue”.

NOTE 10 – POST BALANCE SHEET DATE EVENTS

After the reporting date, TORM’s Board of Directors has decided to declare a dividend of USD 1.46 per share, with an expected total dividend payment of USD 123.2m. The distribution is in line with TORM’s Distribution Policy based on liquidity available for distribution amounting to USD 123.4m (cash position (USD +270.7m), Working Capital Facilities (USD +119.1m), restricted cash (USD -30.4m), earmarked proceeds (USD -76.5m) and a cash position related to Marine Exhaust (USD -4.7m) adjusted for cash reservation per vessel of USD 1.8m equivalent to USD 154.8 for 86 vessels). Payment is expected on 05 December 2023 of shareholder of record on 22 November 2023, with the ex-dividend date on 21 November 2023. The dividends have not been recognized as liabilities and there are no tax consequences.

After the end of Q3 2023, TORM entered into an agreement to purchase four 2015 and 2016-built MR eco product tanker vessels for a total cash consideration of USD 75.0m and the issuance of 2.68 million shares. The vessels are expected to be delivered during the remaining part of 2023. The cash element of the transaction is expected to be financed through traditional bank financing and in connection with each of the four deliveries, TORM will issue one fourth of the total share issuance, corresponding to 50% of the total consideration.

After the end of Q3 2023,TORM entered into an agreement to purchase eight 2010 to 2012-build LR2 eco vessels for a total consideration of USD 399m, with a cash consideration of USD 239m and the issuance of approx. 5.5 million shares. The vessels are expected to be delivered in late Q4 2023 and in Q1 2024. The purchase price is subject to certain adjustments that will be impacted by TORM’s share price development and the vessels’ delivery schedules.

After the end of Q3 2023, TORM sold the MR vessels TORM Kansas and TORM Thyra as well as the LR2 vessel TORM Marina to new owners with expected delivery during the remaining part of 2023. Including the vessel transactions made in the fourth quarter, TORM expects earmarked proceeds of USD 184.0m.

After the end of Q3 2023, TORM delivered the LR1 vessels TORM Estrid and TORM Ismini to the new owners on 01 November and 09 November 2023, respectively.

NOTE 11 – RELATED PARTY TRANSACTIONS

On 01 September 2022, TORM purchased 75% of the shares in Marine Exhaust Technology A/S thereby obtaining a controlling interest in its joint venture entity Marine Exhaust Technology Ltd in Hong Kong. During the first nine months ended 30 September, 2022, TORM’s transactions with its joint venture entity producing scrubbers for the TORM fleet covered CAPEX of USD 5.6m in total.

As announced on 29 March 2023, the Board of Directors has as part of a long-term incentive program decided to grant certain employees, including the CEO, restricted stock options. For 2023, the restricted stock options will vest over a three-year period, with one third of the grant amount vesting at each anniversary during the three-year period starting on 01 January 2023. The CEO was granted 255,200 restricted stock options. The fair value of the CEO’s options was determined using the Black-Scholes model and amounts to USD 2.5m. In addition to the 2023 program, the Board of Directors has extraordinarily decided to grant certain employees, including the CEO, restricted stock options in an additional retention program, which fully vest 01 March 2026. The CEO was granted 300,000 restricted stock options in this additional retention program. The fair value of the CEO’s options in the retention program was determined using the Black-Scholes model and amounts to USD 10.7m.

During the first nine months ended 30 September 2023, there have been no other related party transactions than ordinary remuneration to the Board of Directors and the CEO.

TORM INTERIM RESULTS FOR THE THIRD QUARTER AND NINE MONTHS ENDED 30 SEPTEMBER 2023	27

NOTE 12 – ACCOUNTING POLICIES AND GOING CONCERN

General information

The information for the year ended 31 December 2022 does not constitute statutory accounts as defined in section 434 of the Companies Act 2006. A copy of the statutory accounts for that year has been delivered to the Registrar of Companies. The auditor’s report on those accounts was not qualified, did not include a reference to any matters to which the auditors drew attention by way of emphasis without qualifying the report and did not contain statements under section 498(2) or (3) of the Companies Act 2006.

The interim report for the period 01 January-30 September 2023 is not audited or reviewed.

Significant accounting policies

The interim report for the period 01 January-30 September 2023 is presented in accordance with IAS 34 “Interim Financial Reporting” (“IAS 34”) as adopted in the UK. The interim financial statements are also prepared in accordance with IAS 34 as issued by the International Accounting Standards Board (“IASB”) and IAS 34 as adopted by the EU, as applied to financial periods beginning on or after 01 January 2023 and the additional Danish disclosure requirements for interim reports of listed companies.

TORM has implemented the following standards and amendments issued by the IASB and adopted by the UK in the consolidated financial statements for 2023:

●	IFRS 17 Insurance Contracts
●	IAS 12 amendments Deferred Tax related to Assets and liabilities arising from a Single Transaction
●	IAS 12 amendments International Tax Reform - Pillar Two Model Rules
●	IAS 8 amendments Definition of Accounting Estimates
●	IAS 1 and IFRS Practice Statement 2 amendments Disclosure of Accounting Policies

The amendments on International Tax Reform - Pillar Two Model Rules introduce a mandatory exception in IAS 12 ‘Income Taxes’ to recognizing and disclosing information about deferred tax assets and liabilities related to Pillar Two income taxes. The amendments have been adopted by the UK Endorsement Board but have yet to be endorsed in the EU. The operation of the Pillar Two Model Rules is complex and it is unclear whether the Pillar Two Model Rules create additional temporary differences, whether to remeasure deferred taxes for the Pillar Two model rules and how to determine the tax rate for measuring deferred taxes. Accordingly, TORM has concluded that not accounting for deferred taxes related to Pillar Two income taxes would result in the most appropriate accounting policy pending the completion of the EU endorsement process. TORM is currently assessing the future impact of these rules upon the financial statements.

For the remaining new standards and amendments, it is assessed that application of these effective on 01 January 2023 has not had any material impact on the consolidated financial statements in 2023. The interim report has been prepared using the same accounting policies and methods of computation as in the Annual Report 2022.

For critical estimates and judgements, please refer to the Annual Report 2022, pages 134-135.

Going concern

TORM monitors its funding position throughout the year to ensure that it has access to sufficient funds to meet its forecast cash requirements, including newbuilding, second-hand vessels and loan commitments, and to monitor compliance with the financial covenants within its loan facilities. As of 30 September 2023, TORM’s available liquidity including undrawn facilities was USD 389.8m, including a total cash position of USD 270.7m (including restricted cash of USD 30.4m). TORM’s net interest-bearing debt was USD 825.1m, and the net debt loan-to-value ratio was 27.1%. TORM performs sensitivity calculations to reflect different scenarios including, but not limited to, future freight rates and vessel valuations in order to identify risks to future liquidity and covenant compliance and to enable Management to take corrective actions, if required.

The sensitivity calculation is similar to those applied in connection with covenant testing in the Annual Report 2022. The principal risks and uncertainties facing TORM are set out on page 71 in the Annual Report 2022.

TORM INTERIM RESULTS FOR THE THIRD QUARTER AND NINE MONTHS ENDED 30 SEPTEMBER 2023	28

NOTE 12 – ACCOUNTING POLICIES AND GOING CONCERN - Continued

A key element for TORM’s financial performance in the going concern period relates to the increased geopolitical risk following Russia’s invasion of Ukraine in February 2022 and the associated effects on the product tanker market. The changed geopolitical situation has so far been positive for the product tanker market, and TORM’s base case assumes that this positive sentiment related to freight rates and vessel values will continue until Q4 2024. TORM also closely monitors the development of the conflict between Hamas and Israel and potential effects on the product tanker market. In the base case, TORM has sufficient liquidity and headroom for all the covenant limits.

The Board of Directors has considered TORM’s cash flow forecasts and the expected compliance with TORM’s financial covenants for a period of not less than 12 months from the date of approval of this interim report. Based on this review, the Board of Directors has a reasonable expectation that, taking into account reasonably possible changes in trading performance and vessel valuations, TORM will be able to continue in operational existence and comply with its financial covenants for the next 12 months. Accordingly, TORM continues to adopt the going concern basis in preparing its financial statements.

TORM INTERIM RESULTS FOR THE THIRD QUARTER AND NINE MONTHS ENDED 30 SEPTEMBER 2023	29

Condensed consolidated income statement per quarter

USDm	Q3 2023	Q2 2023	Q1 2023	Q4 2022	Q3 2022
Revenue	358.1	384.3	390.2	447.4	448.1
Port expenses, bunkers, commissions, and other cost of goods and services sold	(113.4)	(74.1)	(122.1)	(114.2)	(130.4)
Operating expenses	(54.2)	(54.8)	(51.9)	(50.4)	(51.3)
Profit from sale of vessels	7.0	3.5	—	0.2	9.2
Administrative expenses	(19.0)	(21.9)	(17.6)	(15.7)	(13.4)
Other operating income and expenses	(0.3)	(0.2)	(0.1)	(0.3)	(0.3)
Share of profit/(loss) from joint ventures	—	—	—	—	0.3
Operating profit before depreciation, amortization and impairment losses (EBITDA)	178.2	236.8	198.5	267.0	262.2

Impairment losses on tangible assets	—	—	—	—	0.2
Depreciation and amortization	(38.2)	(37.0)	(35.0)	(35.5)	(33.8)
Operating profit (EBIT)	140.0	199.8	163.5	231.5	228.6

Financial income	4.2	2.6	4.1	2.6	1.2
Financial expenses	(16.5)	(18.0)	(12.5)	(12.4)	(12.5)
Profit/ before tax	127.7	184.4	155.1	221.7	217.3

Tax	(3.4)	1.0	(1.5)	6.8	(0.2)
Net profit for the period	124.3	185.4	153.6	228.5	217.1

EARNINGS PER SHARE
Basic earnings per share (USD)	1.47	2.23	1.87	2.80	2.66
Diluted earnings per share (USD)	1.42	2.14	1.80	2.75	2.63

TORM INTERIM RESULTS FOR THE THIRD QUARTER AND NINE MONTHS ENDED 30 SEPTEMBER 2023	30

Condensed consolidated statement of cash flow per quarter

USDm	Q3 2023	Q2 2023	Q1 2023	Q4 2022	Q3 2022
CASH FLOW FROM OPERATING ACTIVITIES
Net profit for the year	124.3	185.4	153.6	228.5	217.1

Reversals:
Profit from sale of vessels	(7.0)	(3.5)	—	(0.2)	(9.2)
Depreciation and amortization	38.2	37.0	35.0	35.5	33.8
Impairment losses on tangible assets	—	—	—	—	(0.2)
Share of profit/(loss) from joint ventures	—	—	—	—	(0.3)
Financial income	(4.2)	(2.6)	(4.1)	(2.6)	(1.2)
Financial expenses	16.5	18.0	12.5	12.4	12.5
Tax	3.4	(1.0)	1.5	(6.8)	0.2
Other non-cash movements	15.3	(30.7)	18.3	(5.2)	(4.3)

Interest received and realized exchange gains	4.0	2.6	4.2	2.6	1.3
Interest paid and realized exchange losses	(17.7)	(19.2)	(13.2)	(11.4)	(12.1)
Income taxes paid	(0.1)	(0.1)	(1.4)	(0.3)	(0.1)
Change in inventories, receivables and payables, etc.	30.2	6.7	8.3	(4.9)	(72.2)

Net cash flow from operating activities	202.9	192.6	214.7	247.6	165.3

TORM INTERIM RESULTS FOR THE THIRD QUARTER AND NINE MONTHS ENDED 30 SEPTEMBER 2023	31

Condensed consolidated statement of cash flow per quarter

USDm	Q3 2023	Q2 2023	Q1 2023	Q4 2022	Q3 2022
CASH FLOW FROM INVESTING ACTIVITIES
Investment in tangible fixed assets1)	(23.9)	(118.5)	(215.1)	(12.6)	(47.1)
Investment in intangible fixed assets	—	(0.2)	—	(0.6)	—
Acquisition of subsidiaries, net of cash acquired	—	—	—	0.1	1.0
Sale of tangible fixed assets	18.3	16.0	—	0.2	63.5
Change in restricted cash	(0.5)	(0.1)	(26.5)	11.1	9.9

Net cash flow from investing activities	(6.1)	(102.8)	(241.6)	(1.8)	27.3

CASH FLOW FROM FINANCING ACTIVITIES
Proceeds, borrowings	126.4	327.5	112.0	—	38.1
Repayment, borrowings	(195.2)	(223.0)	(30.3)	(31.2)	(94.0)
Dividend paid	(126.6)	(336.6)	—	(119.4)	(47.3)
Capital increase1)	—	0.6	5.6	1.3	1.3
Transaction costs share issue	(0.2)	—	—	—	0.0

Net cash flow from financing activities	(195.6)	(231.5)	87.3	(149.3)	(101.9)

Net cash flow from operating, investing and financing activities	1.2	(141.7)	60.4	96.5	90.7

Cash and cash equivalents beginning balance	239.1	380.9	320.5	224.0	133.3
Cash and cash equivalents, ending balance	240.3	239.1	380.9	320.5	224.0
Restricted cash equivalents ending balance	30.4	29.9	29.8	3.3	14.5
Cash and cash equivalents including restricted cash, ending balance	270.7	269.0	410.7	323.8	238.5

¹⁾ During the year, share capital was increased by USD 54.7m including a USD 48.5m non-cash share issue in relation to purchase of three vessels.

TORM INTERIM RESULTS FOR THE THIRD QUARTER AND NINE MONTHS ENDED 30 SEPTEMBER 2023	32

Glossary

Key financial figures

TCE per day	=	TCE excluding unrealized gains/losses on derivatives Available earning days

Gross profit %	=	Gross profit Revenue

EBITDA %	=	EBITDA Revenue

Operating profit/(loss) %	=	Operating profit/(loss) (EBIT) Revenue

Return on Equity (RoE) %	=	Net profit/(loss) for the year Average equity

Return on Invested Capital (RoiC) %	=	Operating profit/(loss) less tax Average invested capital

Equity ratio	=	Equity Total assets

Earnings per share, EPS	=	Net profit/(loss) for the year Average number of shares

Diluted earnings/(loss) per share, EPS (USD)	=	Net profit/(loss) for the year Average number of shares less average number of treasury shares

TORM INTERIM RESULTS FOR THE THIRD QUARTER AND NINE MONTHS ENDED 30 SEPTEMBER 2023	33

Glossary

Alternative performance measures group

Throughout the interim report, several alternative performance measures (APMs) are used. The APMs used are the same as in the Annual Report 2022 and therefore we refer to the principles for these on pages 198-202 in the TORM plc Annual Report 2022. The following APMs relate to the Group.

Net profit/(loss) for the year excluding non-recurrent items: Net profit/loss excluding non-recurrent items is net profit/loss less non-recurring items, e.g. impairment and reversals of impairment on vessels, profit from sale of vessels and claims provisions. TORM reports net profit excluding non-recurrent items because we believe it provides additional meaningful information to investors regarding the operational performance excluding non-recurrent fluctuations.

USDm	Q3 2023	Q3 2022	Q1-Q3 2023	Q1-Q3 2022	FY 2022
Reconciliation to net profit/(loss)
Net profit/(loss) for the period	124.3	217.1	463.4	334.1	562.6
Profit from sale of vessels	(7.0)	(9.2)	(10.5)	(10.0)	(10.2)
Impairment losses and reversals on tangible assets	—	(0.2)	—	2.6	2.6
Provisions	—	(5.5)	—	(11.8)	(6.3)
Expense of capitalized bank fees at refinancing	0.8	—	3.2	—	—
Termination of leaseback arrangement	1.3	—	1.3	—	—
Step up gain related to acquisition	—	(0.3)	—	(0.3)	(0.3)
Net profit/(loss) for the year ex. non-recurrent items	119.4	201.9	457.4	314.6	548.4

Gross profit: TORM defines gross profit, a performance measure, as revenues less port expenses, bunkers and commissions and other cost of goods and services sold, charter hire and operating expenses. TORM reports gross profit because we believe it provides additional meaningful information to investors, as gross profit measures the net earnings from shipping activities. Gross profit is calculated as follows:

			Q1-Q3	Q1-Q3
USDm	Q3 2023	Q3 2022	2023	2022	FY 2022
Reconciliation to revenue
Revenue	358.1	448.1	1,132.6	996.0	1,443.4
Port expenses, bunkers, commissions and other cost of goods and services sold	(113.4)	(130.4)	(309.6)	(345.3)	(459.5)
Operating expenses	(54.2)	(51.3)	(161.0)	(151.7)	(202.1)
Gross profit	190.5	266.4	662.0	499.0	781.8

TORM INTERIM RESULTS FOR THE THIRD QUARTER AND NINE MONTHS ENDED 30 SEPTEMBER 2023	34

Glossary

Alternative performance measures group

Return on Invested Capital (RoIC): TORM defines RoIC as earnings before interest and tax (EBIT) less tax, divided by the average invested capital for the period. Invested capital is defined on page 37.

RoIC expresses the returns generated on capital invested in TORM. The progression of RoIC is used by TORM to measure progress against our longer-term value creation goals outlined to investors. RoIC is calculated as follows:

			Q1-Q3	Q1-Q3
USDm	Q3 2023	Q3 2022	2023	2022	FY 2022
Operating profit/(loss) (EBIT)	140.0	228.6	503.3	369.9	601.4
Tax	(3.4)	(0.2)	(3.8)	(0.9)	5.9
EBIT less Tax	136.6	228.4	499.5	369.0	607.3

EBIT less Tax - Full year equivalent	546.4	913.6	666.0	492.0	607.3

Invested capital, opening balance	2,446.4	2,096.7	2,142.3	2,011.3	2,011.3
Invested capital, ending balance	2,381.8	2,155.8	2,381.8	2,155.8	2,142.3
Average invested capital	2,414.1	2,126.3	2,262.1	2,083.6	2,076.8

Return on Invested Capital (RoIC)	22.6%	43.0%	29.4%	23.6%	29.2%

TORM INTERIM RESULTS FOR THE THIRD QUARTER AND NINE MONTHS ENDED 30 SEPTEMBER 2023	35

Glossary

Alternative performance measures group

Adjusted Return on Invested Capital (Adjusted RoIC): TORM defines adjusted RoIC as earnings before interest and tax (EBIT) less tax and non-recurrent items, divided by the average invested capital less average impairment for the period. Invested capital is defined on page 37.

The Adjusted RoIC expresses the returns generated on capital invested in TORM adjusted for impacts related to non-recurrent items. The progression of RoIC is used by TORM to measure progress against our longer-term value creation goals outlined to investors. Adjusted RoIC is calculated as follows:

			Q1-Q3	Q1-Q3
USDm	Q3 2023	Q3 2022	2023	2022	FY 2022
EBIT less Tax - Full year equivalent	546.4	913.6	666.0	492.0	607.3
Profit from sale of vessels	(7.0)	(9.2)	(10.5)	(10.0)	(10.2)
Impairment losses on tangible assets	—	(0.2)	—	2.6	2.6
Provisions	—	—	—	(6.3)	(6.3)
Expense of capitalized bank fees at refinancing	0.8	—	3.2	—	—
Termination of leaseback arrangement	1.3	—	1.3	—	—
Step-up gain related to acquisition	—	(0.3)	—	(0.3)	(0.3)
EBIT less tax and impairment	541.5	903.9	660.0	478.0	593.1

Average invested capital1)	2,414.1	2,126.3	2,262.1	2,083.6	2,076.8
Average impairment 2)	31.3	37.4	31.8	37.4	37.4
Average invested capital adjusted for impairment	2,445.4	2,163.7	2,293.9	2,121.0	2,114.2

Adjusted RoIC	22.1%	41.8%	28.8%	22.5%	28.1%

¹⁾ Average invested capital is calculated as the average of the opening and closing balance of invested capital.

²⁾ Average impairment is calculated as the average of the opening and closing balances of impairment charges on vessels and goodwill in the balance sheet.

Adjusted EBITDA: TORM defines adjusted EBITDA as EBITDA net of fair value adjustments on freight and bunker derivatives. EBITDA is used as a supplemental financial measure by Management and external users of financial statements, such as lenders, to assess TORM's operating performance as well as compliance with the financial covenants and restrictions contained in TORM's financing agreements. TORM believes that EBITDA assists Management and investors in evaluating TORM’s operating performance by increasing comparability of TORM's performance from period to period. This increased comparability is achieved by excluding the potentially disparate effects of interest, depreciation, impairment, amortization, and taxes. These are items which could be affected by various changing financing methods and capital structures, which may significantly affect profit/(loss) between periods.

Due to the temporary fluctuations of the fair value of freight and bunker derivatives, Management believes that an adjustment for unrealized gain/losses on freight and bunker derivatives help to increase comparability in EBITDA developments. The adjusted EBITDA is calculated as follows:

USDm	Q3 2023	Q3 2022	Q1-Q3 2023	Q1-Q3 2022	FY 2022
EBITDA	178.2	262.2	613.6	476.0	743.0
Fair value adjustments on freight and bunker derivatives	8.4	(4.5)	(12.8)	6.6	0.6
Adjusted EBITDA	186.6	257.7	600.8	482.6	743.6

TORM INTERIM RESULTS FOR THE THIRD QUARTER AND NINE MONTHS ENDED 30 SEPTEMBER 2023	36

Glossary

Alternative performance measures group

Invested capital: TORM defines invested capital as the sum of intangible assets, tangible fixed assets, investments in joint ventures, deferred tax assets, other investments, bunkers, accounts receivables, assets held for sale (when applicable), non-current tax liability related to held over gains, deferred tax liabilities, trade payables, current tax liabilities, dividend payable, provisions and deferred income. Invested capital measures the net investment used to achieve our operating profit. TORM believes that invested capital is a relevant measure which Management uses to measure the overall development of the assets and liabilities generating our net profit. Such measure may not be comparable to similarly titled measures of other companies. Invested capital is calculated as follows:

	30 September	30 September	31 December
USDm	2023	2022	2022
Tangible and intangible fixed assets	2,127.9	1,888.4	1,869.1
Investments in joint ventures	0.1	0.1	0.1
Deferred tax asset	0.4	0.6	0.6
Other investments	-	0.2	0.2
Inventories	70.6	72.4	72.0
Accounts receivables	306.0	340.3	343.9
Assets held-for-sale	27.8	-	-
Non-current tax liability related to held over gains	(45.2)	(45.2)	(45.2)
Deferred tax liability	(7.5)	(0.1)	(6.1)
Trade payables 2)	(87.9)	(89.1)	(82.6)
Current tax liabilities	(1.6)	(1.5)	(2.0)
Provisions	(6.9)	(6.5)	(6.8)
Deferred income	(1.9)	(3.8)	(0.9)
Invested capital	2,381.8	2,155.8	2,142.3

1) Accounts receivables includes Trade receivables, Other receivables and Prepayments.

2) Trade payables includes Trade payables, Other non-current liabilities and Other liabilities.

TORM INTERIM RESULTS FOR THE THIRD QUARTER AND NINE MONTHS ENDED 30 SEPTEMBER 2023	37

Glossary

Alternative performance measures group

Net interest-bearing debt: Net interest-bearing debt is defined as mortgage debt and bank loans (current and non-current), lease liabilities less cash equivalents and interest-bearing loan receivables. Net interest-bearing debt depicts the net capital resources, which cause net interest expenditure and interest rate risk and which, together with equity, are used to finance our investments. As such, TORM believes that net interest-bearing debt is a relevant measure, which Management uses to measure the overall development of our use of financing, other than equity. Such measure may not be comparable to similarly titled measures of other companies. Net interest-bearing debt is calculated as follows:

	30 September	30 September	31 December
USDm	2023	2022	2022
Borrowings1)	1,100.4	1,007.1	978.0
Loan receivables	(4.6)	(4.6)	(4.6)
Cash and cash equivalents, including restricted cash	(270.7)	(238.5)	(323.8)
Net interest-bearing debt	825.1	764.0	649.6

1) Borrowings include long-term and short-term borrowings, excluding capitalized loan costs of USD 12.4m.

Liquidity: TORM defines liquidity as available cash, comprising cash and cash equivalents, including restricted cash, as well as undrawn and committed credit facilities. TORM finds the APM important as the liquidity expresses TORM’s financial position, ability to meet current liabilities and cash buffer. Further, it expresses TORM’s ability to act and invest when new possibilities occur.

USDm	30 September 2023	30 September 2022	31 December 2022
Cash and cash equivalents, including restricted cash	270.7	238.5	323.8
Undrawn credit facilities and committed facilities incl. sale & leaseback financing transactions	119.1	95.0	92.6
Liquidity	389.8	333.5	416.4

Free cash flow: TORM defines free cash flow as net cash flow from operating activities less the net cash flow from investing activities. TORM finds the APM important as free cash flow reflects our ability to generate cash, repay liabilities and pay dividends.

USDm	Q3 2023	Q3 2022	Q1-Q3 2023	Q1-Q3 2022	FY 2022
Net cash flow from operating activities	202.9	165.3	610.1	254.3	501.9
Net cash flow from investing activities	(6.1)	27.3	(350.5)	13.1	11.3
Free cash flow	196.8	192.6	259.6	267.4	513.2

TORM INTERIM RESULTS FOR THE THIRD QUARTER AND NINE MONTHS ENDED 30 SEPTEMBER 2023	38

Glossary

Alternative performance measures group

Net Asset Value per share (NAV/share): TORM believes that the NAV/share is a relevant measure which Management uses to measure the overall development of the assets and liabilities per share. Such measure may not be comparable to similarly titled measures of other companies. NAV/share is calculated using broker values of vessels and excluding charter commitments. NAV/share is calculated as follows:

	30 September	30 September	31 December
USDm	2023	2022	2022
Vessel values (broker values)	3,054.6	2,523.6	2,650.3
Vessel values of purchased secondhand vessel not delivered (broker values)	-	-	-
Other committed investment CAPEX	12.9	23.2	18.4
Committed liability CAPEX	(12.9)	(23.2)	(18.4)
Goodwill	1.7	1.9	1.8
Other intangible assets	1.7	0.5	1.9
Land and buildings	5.9	3.1	3.8
Other plant and operating equipment	4.3	6.7	5.6
Investments in joint ventures	0.1	0.1	0.1
Loan receivables	4.6	4.6	4.6
Deferred tax asset	0.4	0.6	0.6
Other investments	-	0.2	0.2
Inventories	70.6	72.4	72.0
Accounts receivables 1)	306.0	340.3	343.9
Cash and cash equivalents incl. restricted cash	270.7	238.5	323.8
Deferred tax liability	(7.5)	(0.1)	(6.1)
Borrowings 2)	(1,100.4)	(1,007.1)	(978.0)
Trade payables 3)	(87.9)	(89.1)	(82.6)
Current tax liabilities	(1.6)	(1.5)	(2.0)
Provisions	(6.9)	(6.5)	(6.8)
Deferred income	(1.9)	(3.8)	(0.9)
Total Net Asset Value (NAV)	2,514.4	2,084.4	2,332.2
Non-controlling interest	(1.9)	(2.4)	(2.4)
Total Net Asset Value (NAV) excl. non-controlling interest	2,512.5	2,082.0	2,329.8
Total number of shares, end of period excluding treasury shares (million)	84.4	81.6	81.8
Total Net Asset Value per share (NAV/share)	29.8	25.5	28.5

1) Accounts receivables includes Trade receivables, Other receivables and Prepayments.

2) Borrowings include long-term and short-term borrowings, excluding capitalized loan costs of USD 12.4m.

3) Trade payables includes Trade payables, Other non-current liabilities and Other liabilities.

TORM INTERIM RESULTS FOR THE THIRD QUARTER AND NINE MONTHS ENDED 30 SEPTEMBER 2023	39

Glossary

Alternative performance measures Tanker segment

Throughout the interim report, several alternative performance measures (APMs) are used. The APMs used are the same as in the Annual Report 2022 and therefore we refer to the principles for these on pages 198-202 in the TORM plc Annual Report 2022. After the acquisition of Marine Exhaust Technology A/S on 01 September 2022, the following APMs relate to the primary segment, the Tanker segment.

Time Charter Equivalent (TCE) earnings: TORM defines TCE earnings, a performance measure, as revenue less port expenses, bunkers and commissions incl. freight and bunker derivatives. TORM reports TCE earnings because we believe it provides additional meaningful information to investors in relation to revenue, the most directly comparable IFRS measure. TCE earnings is a standard shipping industry performance measure used primarily to compare period-to-period changes in a shipping company’s performance irrespective of changes in the mix of charter types (i.e., spot charters, time charters and bareboat charters) under which the vessels may be employed between the periods.

Due to the temporary fluctuations of the fair value of freight and bunker derivatives, TORM believes that an adjustment for unrealized gain/losses on freight and bunker derivatives help to increase comparability in TCE earning developments. Further, to be able to reconcile the TCE earnings to the TCE/day measure, adjusted TCE earnings are presented net of the fair value adjustments on freight and bunker derivatives. The TCE/day measure is calculated as the adjusted TCE earnings divided by available earning days. TCE earnings and adjusted TCE earnings are presented below:

USDm	Q3 2023	Q3 2022	Q1-Q3 2023	Q1-Q3 2022	FY 2022
Reconciliation to revenue
Revenue	349.1	446.7	1,107.9	994.6	1,440.4
Port expenses, bunkers and commissions	(104.7)	(129.9)	(290.5)	(344.8)	(458.9)
TCE earnings	244.4	316.8	817.4	649.8	981.5
Fair value adjustments on freight and bunker derivatives	8.4	(4.5)	(12.8)	6.6	0.6
Adjusted TCE earnings	252.8	312.3	804.6	656.4	982.1
Available earning days	7,658	7,035	21,841	21,902	28,756
TCE per earning day (USD)	33,010	44,376	36,837	29,970	34,154

Net Loan-to-value (LTV): TORM defines Loan-to-value (LTV) ratio as vessel values divided by net borrowings of the vessels.

LTV describes the net debt ratio of the vessels and is used by TORM to describe the financial situation and the liquidity risk as well as to express the future possibilities to raise new capital by new loan facilities.

	30 September	30 September	31 December
USDm	2023	2022	2022
Vessel values (broker values)	3,054.6	2,523.6	2,650.3
Vessel values of purchased secondhand vessel not delivered (broker values)	—	—	—
Other committed investment CAPEX	12.9	23.2	18.4
Total vessel values	3,067.5	2,546.8	2,668.7

Borrowings 2)	1,093.3	1,000.5	971.4
– Debt regarding Land and buildings & Other plant and operating equipment	(5.6)	(3.3)	(3.2)
Committed liability CAPEX	12.9	23.2	18.4
Loan receivable	(4.6)	(4.6)	(4.6)
Cash and cash equivalents, including restricted cash	(266.0)	(236.3)	(321.4)
Total (loan)	830.0	779.5	660.6

Net Loan-to-value (LTV) ratio	27.1%	30.6%	24.8%

1) Borrowings include long-term and short-term borrowings, excluding capitalized loan costs of USD 12.4m.

TORM INTERIM RESULTS FOR THE THIRD QUARTER AND NINE MONTHS ENDED 30 SEPTEMBER 2023	40